SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                           FOR ANNUAL REPORTS EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                       PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from                 to
                                     ----------------   ------------------

                         Commission file number 0-19860
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Scholastic Inc. 401(k) Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Scholastic Corporation
                                  555 Broadway
                            New York, New York 10012

                         Report of Independent Auditors

The  Administrative   Committee  of  the  Scholastic  Inc.  401(k)  Savings  and
Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Scholastic Inc. 401(k) Savings and Retirement Plan as of December 31, 1997 and 1996, and the statement of changes in net assets available for benefits for the year ended December 31, 1997, seven months ended December 31, 1996 and year ended May 31, 1996. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, seven months ended December 31, 1996 and year ended May 31, 1996, in conformity with generally accepted accounting principles.

/S/ Ernst & Young LLP
---------------------

New York, New York
June 15, 1998

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                          1997          1996
                                                      -----------    -----------

Investments, at fair value :

        Fidelity Puritan Fund                         $28,597,018    $24,212,829
        Fidelity Retirement Money Market Fund           6,759,135      6,871,529
        Scholastic Corporation Common Stock             4,806,075      6,601,664
        Fidelity Growth Company Fund                    8,814,062      6,575,209
        Fidelity U.S. Equity Index Fund                 8,089,825      4,763,295
        Fidelity Intermediate Bond Fund                 1,420,354      1,262,784
                                                      -----------    -----------

              Total investments                        58,486,469     50,287,310
                                                      -----------    -----------

Receivables:

        Employer contribution receivable                  633,121        182,611
        Participants contribution receivable              243,665        244,702
        Loans receivable from participants                635,912        369,004
                                                      -----------    -----------
                Total receivables                       1,512,698        796,317
                                                      -----------    -----------

Cash                                                      212,408         47,896
                                                      -----------    -----------

Net assets available for benefits                     $60,211,575    $51,131,523
                                                      ===========    ===========





                             See accompanying notes.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                        Year ended         Seven months ended   Year ended
                                        December 31, 1997  December 31, 1996    May 31, 1996
                                        -----------------   -----------------   ------------
Interest and dividend income               $  3,812,374      $  3,160,960      $  1,774,139
                                           ------------      ------------      ------------

Contributions:
        Employer                              2,489,106         1,416,257         2,000,445
        Employee                              6,404,494         3,419,918         5,383,166
        Rollovers                               733,380           408,815         1,364,792
                                           ------------      ------------      ------------
                                              9,626,980         5,244,990         8,748,403
                                           ------------      ------------      ------------

        Total additions                      13,439,354         8,405,950        10,522,542

Distributions to participants                (6,882,283)       (2,185,086)       (3,425,945)

Net realized and unrealized appreciation
    in fair value of investments              2,522,981           481,501         3,516,437
                                           ------------      ------------      ------------

        Net increase                          9,080,052         6,702,365        10,613,034

Net assets available for benefits:
        Beginning of period                  51,131,523        44,429,158        33,816,124
                                           ------------      ------------      ------------
        End of period                      $ 60,211,575      $ 51,131,523      $ 44,429,158
                                           ============      ============      ============





                             See accompanying notes.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1. Plan Description
   ----------------

The following description of the Scholastic Inc. 401(k) Savings and Retirement Plan (the "Plan") provides only general information and is presented to assist in understanding the Plan's financial statements. The financial statements and notes are representations of the Plan's management, which is responsible for their integrity and objectivity. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all full-time employees of Scholastic Inc. (the "Company") and any other business entity approved by the Board of Directors of the Company. Employees who attain the age of 21 or older and complete at least 500 hours of service during any period of six consecutive months beginning with the date the employee was first employed are eligible to participate. The Plan is administered by the Company's Administrative Committee for the Scholastic Inc. 401(k) Savings and Retirement Plan (the "Committee"). During 1996, the Committee changed the Plan's fiscal year end from May 31 to December 31.

Enrollment periods commence on the first day of each month and, at that time, a participant may elect, under Section 401(k) of the Internal Revenue Code (the "Code"), to contribute a percentage, up to a maximum as is then permitted by the Committee (currently 15%, 6% if salary exceeds $80,000), of compensation to the Plan on a pretax basis ("Deferred Compensation Contributions"). Participants may additionally make after-tax contributions based upon a percentage of salary not to exceed 15% (6% if salary exceeds $80,000). The sum of pretax and after-tax contributions may not exceed 15% (6% if salary exceeds $80,000) of the participant's salary. Deferred Compensation Contributions are limited to $9,500 for the calendar year ended December 31, 1997 and 1996 (adjusted annually pursuant to Section 402(g)) for each participant with respect to any calendar year in accordance with the Tax Reform Act of 1986, as amended. The Company permits any employee who is or may become a participant to transfer to the Plan contributions and such other amounts from another retirement plan which meets the requirements of Section 401(a) at the time of the transfer ("Rollover Contributions").

The Company, at its sole discretion, may make matching contributions for the benefit of participants who elect to make pretax contributions, up to 6% of compensation ("Matching Contributions"). The terms of the Plan provide that the Company's Board of Directors shall determine the Matching Contributions for each Plan year. For the year ended December 31, 1997 and seven months ended December 31, 1996, the Company contributed 100% of the first $100 and 50% thereafter to a maximum of 6%. Such Matching Contributions were made in cash.

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all participants regardless of whether they elected to make pretax contributions to the Plan ("Discretionary Contributions"). The amount of such Discretionary Contributions is to be determined by the Board of Directors. No Discretionary Contributions were made for the year ended December 31, 1997 and seven months ended December 31, 1996.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1. Plan Description (Con`t.)
   ------------------------

Contributions are invested, based on the percent allocation elected by the participant in one or more of the following options:

FIDELITY PURITAN FUND - This fund is comprised primarily of common stock, short term obligations, corporate bonds and U.S. Government obligations.

FIDELITY RETIREMENT MONEY MARKET FUND - This fund is comprised primarily of commercial paper, certificates of deposit and time deposits.

SCHOLASTIC CORPORATION COMMON STOCK - This fund is comprised of Scholastic Common Stock.

FIDELITY GROWTH COMPANY FUND - This fund is comprised primarily of common stock of companies that show potential for above average growth.

FIDELITY U.S. EQUITY INDEX FUND - This fund is comprised primarily of a wide range of common stocks included in the Standard & Poor's 500 Index.

FIDELITY INTERMEDIATE BOND FUND - This fund is comprised primarily of corporate bonds, U.S. Government securities and commercial paper.

Participants' accounts are credited with the participants' Deferred Compensation Contributions, After-tax Contributions, Qualified Nonelective Contributions, Rollover Contributions, Matching Contributions and an allocation of the Plan's earnings and the forfeitures of terminated participants' nonvested accounts. Allocations of such earnings are in proportion to the ratio that the value of each participant's account as of the valuation date immediately preceding (after reducing such account for any distribution) bears to the total value of the accounts of all participants as of such date. Allocation of such forfeitures takes place on the last day of the Plan year in which the forfeiture occurs, in the proportion that each participant's Deferred Compensation Contributions bears to all participants' Deferred Compensation Contributions. Forfeitures for the year ended December 31, 1997 were $326,411 and for seven months ended December 31, 1996 were $261,504.

Participants are fully vested at all times in their Deferred Compensation Contributions, After-tax Contributions, Qualified Nonelective Contributions, Rollover Contributions and earnings thereon. The Matching and Discretionary Contributions made by the Company and earnings thereon become vested at the rate of 20% for each year of service.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1. Plan Description (Con`t.)
   -------------------------

A participant's account can be distributed in full upon termination of employment for any reason, including death, disability or retirement. Once a month, a participant, for any reason, may withdraw all or a portion of their account which is attributable to after-tax contributions. All distributions from the Plan shall be in cash or, if elected by the participant, shall be in whole shares of stock to the extent such participant is invested in stock. The maximum amount which can be withdrawn shall be based on the value of the participant's account as of the valuation date coincident with or following the date on which the appropriate form was filed by the participant with the Committee or such other date as the Committee shall determine. In the event of attainment of the age of 59-1/2, a participant may withdraw his entire vested balance during employment.

In the event of a hardship, participants may withdraw during employment such portion of their accounts which is attributable to Deferred Compensation Contributions, Matching Contributions, Discretionary Contributions and Rollover Contributions as the Committee may determine is necessary to meet such hardship. In addition, once in a Plan year, participants may request a loan from the Plan, (up to 50% of the vested value of their account not to exceed $50,000) which is subject to the approval of the Committee. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions, or in such manner as the Committee shall determine, over a period not to exceed five years, except for certain loans made to purchase a participant's principal residence, which may be repaid over a period of up to ten years pursuant to
Section 72(p)(2) of the Code. Participants may not otherwise withdraw any portion of their account during employment.

2. Summary of Significant Accounting Policies
   ------------------------------------------

Valuation of Investments
------------------------

Investments in the Fidelity funds are valued at redemption prices based on the net asset values of the funds. Investments in Scholastic Corporation Common Stock are valued at the closing price as quoted on the NASDAQ National Market on the valuation date. Loans receivable from employees are valued at cost which approximates fair value.

Basis of Presentation
---------------------

The Plan's accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

2. Summary of Significant Accounting Policies (Con't)
   --------------------------------------------------

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

The administrative expenses of the Plan are paid by the Company.

3. Tax Status
   ----------

The Company has received a favorable determination letter from the Internal Revenue Service as of November 1, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the Plan's Trust is not subject to tax under Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor is not aware of any course of action or series of events that have occurred that are likely to adversely affect the qualified status of the Plan.

4. Plan Termination
   ----------------

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors subject to the provisions of ERISA. Upon termination, no further contributions shall be made. However, the Committee, all necessary provisions of the Plan, and the Trust Agreement shall remain in existence. In this event, the account of each participant shall also become fully vested and nonforfeitable. In the event that the Committee shall determine the continuance of the Trust Fund is not in the best interests of the participants, the Board of Directors may terminate the Trust Fund, and upon such termination, the Trustee shall apply for the benefit of each participant (or beneficiary) the full value of such participant's account.

5.  Investments
    -----------

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996 are as follows:

                                                      1997          1996
                                                      ----          ----
     Fidelity Puritan Fund                        $28,597,018   $24,212,829
     Fidelity Retirement Money Market Fund          6,759,135     6,871,529
     Scholastic Corporation Common Stock            4,806,075     6,601,664
     Fidelity Growth Company Fund                   8,814,062     6,575,209
     Fidelity U.S. Equity Index Fund                8,089,825     4,763,295

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

5.  Investments (Con't)
    -------------------

The changes in net assets available for benefits for the year ended December 31, 1997 allocated to separate accounts are as follows:


                                          Puritan
                                          Fidelity                           Scholastic     Fidelity        Fidelity
                                          Puritan     Fidelity Retirement   Corp. Common     Growth        U.S. Equity
                                            Fund        Money Market Fund      Stock       Comp. Fund      Index Fund
                                        ------------  -------------------      -----       -----------     -----------
Interest & dividend income              $  2,321,932     $   370,876        $     4,105    $   842,348    $   171,395

Contributions:
     Employer                                811,212         250,559            399,037        516,360        407,546
     Employee                              2,238,312         637,331          1,133,522      1,610,397      1,232,770
                                        ------------     -----------        -----------    -----------    -----------
                                           3,049,524         887,890          1,532,559      2,126,757      1,640,316
                                        ------------     -----------        -----------    -----------    -----------

Total additions                            5,371,456       1,258,766          1,536,664      2,969,105      1,811,711

Distributions to participants             (2,897,486)     (1,174,029)          (350,447)    (1,079,923)    (1,161,638)

Net realized and unrealized
appreciation (depreciation) in
fair value of investments                  3,007,134              --         (2,650,291)       489,553      1,663,664
                                       -------------     -----------        -----------    -----------    -----------

Net increase                               5,481,104          84,737         (1,464,074)     2,378,735      2,313,737

Transfers                                 (1,290,987)       (206,868)           395,018       (134,618)     1,231,441

Net assets available for
benefits at January 1, 1997               24,410,295       7,124,972          6,603,697      6,961,402      4,765,225
                                        ------------     -----------        -----------    -----------    -----------

Net assets available for
benefits at December 31, 1997           $ 28,600,412     $ 7,002,841        $ 5,534,641    $ 9,205,519    $ 8,310,403
                                        ============     ===========        ===========    ===========    ===========

                                         Fidelity
                                        Intermediate
                                         Bond Fund      Other (1)       Total
                                        -----------    ----------      ---------
Interest & dividend income              $    88,515    $    13,203    $  3,812,374

Contributions:
     Employer                               104,392             --       2,489,106
     Employee                               285,542             --       7,137,874
                                        -----------    -----------    ------------
                                            389,934             --       9,626,980
                                        -----------    -----------    ------------

Total additions                             478,449         13,203      13,439,354

Distributions to participants              (218,760)           --       (6,882,283)

Net realized and unrealized
appreciation (depreciation) in
fair value of investments                    12,921             --       2,522,981
                                       ------------    -----------    ------------

Net increase                                272,610         13,203       9,080,052

Transfers                                    19,217        (13,203)             --

Net assets available for
benefits at January 1, 1997               1,265,932             --      51,131,523
                                        -----------    -----------    ------------

Net assets available for
benefits at December 31, 1997           $ 1,557,759             --    $ 60,211,575
                                        ===========    ===========    ============

(1) Relates to interest income from Summit Bank Money Market account.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

5.  Investments (Con't.)
    -------------------

The changes in net assets available for benefits for the seven months ended December 31, 1996 allocated to separate accounts are as follows:

                                           Puritan
                                           Fidelity                          Scholastic     Fidelity        Fidelity
                                           Puritan     Fidelity Retirement  Corp. Common     Growth        U.S. Equity
                                             Fund       Money Market Fund      Stock       Comp. Fund      Index Fund
                                        -------------  -------------------     -----       -----------     -----------
Interest & dividend income               $  2,570,875    $   194,387        $     1,630    $   261,431    $    83,407

Contributions:
        Employer                              485,439        154,228             263,485        285,117        174,884
        Employee                            1,326,194        381,519             684,884        803,652        494,319
                                         ------------    -----------         -----------    -----------    -----------
                                            1,811,633        535,747             948,369      1,088,769        669,203
                                         ------------    -----------         -----------    -----------    -----------

Total additions                             4,382,508        730,134             949,999      1,350,200        752,610


Distributions to participants              (1,112,193)      (384,450)           (219,746)      (258,458)      (176,543)

Net realized and unrealized
appreciation (depreciation) in
fair value of investments                    (453,764)            --             489,702         31,450        402,769
                                         ------------    -----------         -----------    -----------    -----------

Net increase                                2,816,551        345,684           1,219,955      1,123,192        978,836

Transfers                                    (757,685)       387,479            (989,961)       776,248        458,700

Net assets available for

benefits at June 1, 1996                   22,351,429      6,391,809           6,373,703      5,061,962      3,327,689
                                         ------------    -----------         -----------    -----------    -----------

Net assets available for
benefits at December 31, 1996            $ 24,410,295    $ 7,124,972         $ 6,603,697    $ 6,961,402    $ 4,765,225
                                         ============    ===========         ===========    ===========    ===========

                                            Fidelity
                                           Intermediate
                                            Bond Fund      Other (1)       Total
                                          -----------    ----------      ---------
Interest & dividend income                $    43,753      $5,477      $  3,160,960

Contributions:
        Employer                               53,104          --         1,416,257
        Employee                              138,165          --         3,828,733
                                          -----------      ------      ------------
                                              191,269          --         5,244,990
                                          -----------      ------      ------------

Total additions                               235,022       5,477         8,405,950


Distributions to participants                 (33,696)         --        (2,185,086)

Net realized and unrealized
appreciation (depreciation) in
fair value of investments                      11,344          --           481,501
                                          -----------      ------      ------------

Net increase                                  212,670       5,477         6,702,365

Transfers                                     130,696      (5,477)              --

Net assets available for

benefits at June 1, 1996                      922,566          --        44,429,158
                                          -----------      ------      ------------

Net assets available for
benefits at December 31, 1996             $ 1,265,932      $   --      $ 51,131,523
                                          ===========      ======      ============

(1) Relates to interest income from Summit Bank Money Market account.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

5.  Investments (Con't.)
    --------------------

The changes in net assets available for benefits for the year ended May 31, 1996 allocated to separate accounts are as follows:



                                          Puritan
                                          Fidelity                           Scholastic     Fidelity        Fidelity
                                          Puritan     Fidelity Retirement   Corp. Common     Growth        U.S. Equity
                                            Fund        Money Market Fund      Stock       Comp. Fund      Index Fund
                                        ------------  -------------------      -----       -----------     -----------
Interest & dividend income              $  1,162,512    $   325,696         $     1,654    $   167,194    $    57,606

Contributions:

        Employer                             813,778        263,806             387,657        291,756        172,117
        Employee                           2,423,895        842,446           1,289,373      1,208,447        694,034
                                        ------------    -----------         -----------    -----------    -----------
                                           3,237,673      1,106,252           1,677,030      1,500,203        866,151
                                        ------------    -----------         -----------    -----------    -----------

Total additions                            4,400,185      1,431,948           1,678,684      1,667,397        923,757


Distributions to participants             (1,837,311)      (589,533)           (544,742)      (160,686)      (157,912)

Net realized and unrealized
appreciation (depreciation) in
fair value of investments                  2,099,245             --             413,829        599,488        424,792
                                        ------------    -----------         -----------    -----------    -----------

Net increase                               4,662,119        842,415           1,547,771      2,106,199      1,190,637

Transfers                                 (1,991,727)      (452,243)             61,295      1,405,682        976,278

Net assets available for
benefits at June 1, 1995                  19,681,037      6,001,637           4,764,637      1,550,081      1,160,774
                                        ------------    -----------         -----------    -----------    -----------

Net assets available for
benefits at May 31, 1996                $ 22,351,429    $ 6,391,809         $ 6,373,703    $ 5,061,962    $ 3,327,689
                                        ============    ===========         ===========    ===========    ===========



                                           Fidelity
                                         Intermediate
                                           Bond Fund      Other (1)       Total
                                          -----------    ----------      ---------
Interest & dividend income               $  48,972    $    10,505    $  1,774,139

Contributions:

        Employer                            71,331             --       2,000,445
        Employee                           289,763             --       6,747,958
                                         ---------    -----------    ------------
                                           361,094             --       8,748,403
                                         ---------    -----------    ------------

Total additions                            410,066         10,505      10,522,542


Distributions to participants             (135,761)            --      (3,425,945)

Net realized and unrealized
appreciation (depreciation) in
fair value of investments                  (20,917)            --       3,516,437
                                         ---------    -----------    ------------

Net increase                               253,388         10,505      10,613,034

Transfers                                   11,220        (10,505)             --

Net assets available for
benefits at June 1, 1995                   657,958             --      33,816,124
                                         ---------    -----------    ------------

Net assets available for
benefits at May 31, 1996                 $ 922,566    $        --    $ 44,429,158
                                         =========    ===========    ============



(1) Relates to interest income from Summit Bank Money Market account.

               SCHOLASTIC INC. 401(k) SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

6. Party-in-Interest Transactions
   ------------------------------

There were no party-in-interest transactions for the year ended December 31, 1997 which were prohibited by ERISA Section 406 and 407A and for which there is no statutory or administrative exemption.

7. Year 2000 Issue (unaudited)
   ---------------------------

Management of Scholastic Corporation ("Scholastic"), the Company's parent corporation, has initiated an enterprise-wide program to prepare its computer systems and applications for the year 2000. Scholastic expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare systems for the Year 2000. Costs for testing and conversion of system applications will be expensed as incurred and are estimated to cost approximately $4.5 million to $8.0 million over the next three fiscal years. Such costs do not include normal system upgrades. A comprehensive evaluation of the impact of the Year 2000 issue on both Scholastic's infrastructure and its interface with suppliers and customers is expected to be completed in Scholastic's fiscal year ended May 31, 1999. Scholastic expects the remediation program to be completed by August 31, 1999, the first quarter of its year 2000. Based on current plans and efforts to date, Scholastic does not expect that the Year 2000 will have an adverse impact on operations. There can be no assurance, however, that all problems will be foreseen and corrected or that no material disruption to Scholastic's business will occur.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Scholastic Inc. 401(k) Savings and Retirement Plan which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                SCHOLASTIC INC. 401(k) SAVINGS AND
                                RETIREMENT PLAN

Date: June 29, 1998              /s/ Kevin J. McEnery
                                ------------------------------
                                Kevin J. McEnery
                                Executive Vice President, Chief Financial
                                Officer and Member of the
                                Administrative Committee of the Scholastic Inc. 401(k) Savings and Retirement Plan

Exhibits
--------

Exhibit No.           Document
-----------           --------

23                    Consent of Independent Auditors